Institutional Financial Markets, Inc.

2929 Arch Street, 17th Floor

Philadelphia, PA 19104

January 19, 2012

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Suzanne Hayes

Re:

Institutional Financial Markets, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed March 4, 2011

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Filed November 9, 2011

File No. 001-32026

Ladies and Gentlemen:

Institutional Financial Markets, Inc. (the “Company”) is continuing to review the comments contained in your January 6, 2012 letter with respect to the above-captioned filings, which requested a response from the Company within ten business days. We respectfully request an extension of time in which to respond to those comments.

The Company continues to evaluate the Staff’s comments. In addition, as with the referenced Form 10-K, the Company intends to file its Form 10-K with respect to the year ended December 31, 2011 in early March of this year, and our finance team has been focused on preparing such Form 10-K.

For the foregoing reasons, we request that the date by which a response is to be submitted be extended by one week to Friday, January 27, 2012. If further information or clarification with respect to this request is desired, please contact the undersigned at (215) 701-9654.

Sincerely,

/s/ Joseph W. Pooler, Jr.
Executive Vice President, Chief Financial Officer and Treasurer

cc:	Darrick M. Mix, Esq.